Exhibit (a)(1)
Articles of Incorporation
of
Gladstone Lending Corporation
     FIRST: I, Michael LiCalsi, whose post office address is c/o The Gladstone Companies, 1521 Westbranch Drive, Suite 200, McLean, Virginia, 22102, being at least eighteen (18) years of age, am hereby forming a corporation under and by virtue of the general laws of the State of Maryland.
     SECOND: The name of the corporation is Gladstone Lending Corporation (the “Corporation”).
     THIRD: The purpose for which the Corporation is founded is to engage in any lawful business and activity.
     FOURTH: The post office address of the principal office of the Corporation in the State of Maryland is Gladstone Lending Corporation, c/o CSC-Lawyers Incorporating Service, 7 St. Paul Street, Suite 1660, Baltimore, Maryland, 21202. The name of the Resident Agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service, the address of which is 7 St. Paul Street, Suite 1660, Baltimore, Maryland, 21202.
     FIFTH: The total number of shares of capital stock which the Corporation has authority to issue is ten million (10,000,000) shares of common stock, with a par value of $0.001 per share.
     SIXTH: The number of directors of the Corporation (“Directors”) shall be one (1), which number may be increased pursuant to the bylaws of the Corporation, but shall never be less than one (1). The name of the initial Director, who shall act until the first annual meeting or until his successor is duly elected and qualified, is: David Gladstone.
     SEVENTH: Except as may otherwise be provided by the board of directors of the Corporation (the “Board”), no holder of any shares of the stock of the Corporation shall have any pre-emptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the corporation of any class not or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase or otherwise acquire such shares.
     EIGHTH: The following provisions are hereby adopted for the purpose of defining, limiting, and regulating the powers of the Corporation, its Directors, and stockholders:
1.	The Board is hereby empowered to authorize the issuance from time to time of shares of its stock of any class or classes, whether now or hereafter authorized.

2.	The Board may classify or reclassify any unissued stock by setting or changing in any one or more respects, from time to time before issuance of such stock, the
Articles of Incorporation of Gladstone Lending Corporation

preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such stock.

3.	The Corporation reserves the right to amend these Articles of Incorporation (these “Articles”) so that such amendment may alter the contract rights, as expressly set forth in these Articles, of any outstanding stock, and any objecting stockholder whose rights may or shall be thereby substantially adversely affected shall not be entitled to demand and receive payment of the face value of his stock. The enumeration and definition of a particular power of the Board included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of these Articles, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers confirmed upon the Board under the Maryland General Corporation Law now or hereafter in force.

4.	Notwithstanding any provision of law to the contrary, the affirmative vote of a majority of all outstanding shares entitled to cast a vote on a matter shall be sufficient, valid and effective, after due authorization approval and/or advice of such action by the Board, as required by law, to approve and authorize the following acts of the Corporation:
a.	The amendment of these Articles;

b.	The consolidation of the Corporation with one or more corporations to form a new consolidated corporation;

c.	The merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

d.	The sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its goodwill and franchises;

e.	The participation by the Corporation in a share exchange (as defined in the Corporation and Associations Article of the Annotated Code of Maryland) as the corporation the stock of which is to be acquired; and

f.	The voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.
     NINTH: No Director or officer of the Corporation shall be liable to the Corporation or to its stockholders for money damages except (1) to the extent that it is proved that such Director or officer actually received an improper benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to such Director or officer is entered in a proceeding based on a finding in the proceeding that such Director’s or officer’s action, or failure to ad, was (a) the result of active and deliberate dishonesty, or (b) intentionally wrongful, willful or malicious and, in each such case, was material to the cause of action adjudicated in the proceeding.
     IN WITNESS WHEREOF, I have signed these Articles of Incorporation this 7th day of December, 2009, and I acknowledge same to be my act.
Articles of Incorporation of Gladstone Lending Corporation

/s/ Michael LiCalsi Michael LiCalsi
Incorporator
          WE HEREBY CONSENT to our designation in these Articles of Incorporation as resident agent for the Corporation.

CSC-Lawyers Incorporating Service

By: Name:	/s/ Jacqueline N. Casper Jacqueline N. Casper
Title:	Assistant Vice President
RETURN TO:
Michael LiCalsi
c/o The Gladstone Companies
1521 Westbranch Drive, Suite 200
McLean, VA 22102
Articles of Incorporation of Gladstone Lending Corporation